Exhibit 4(n)


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             ROTH INDIVIDUAL RETIREMENT ANNUITY QUALIFICATION RIDER
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This Rider modifies the Contract/Certificate (hereinafter referred to as
Contract) to which it is attached so that it may qualify as an ROTH Individual Retirement Annuity (IRA) under Internal Revenue Code (Code) Section 408A, as amended.

The provisions in this Rider supersede any contrary provisions in the Contract and in any prior ROTH IRA Rider. The following conditions, restrictions and limitations apply.

EXCLUSIVE BENEFIT

This Contract is established for the exclusive benefit of You and Your beneficiaries.

OWNER AND ANNUITANT

The owner and annuitant (collectively referred to as You or Your) of this Contract must be the same individual and cannot be changed after the Contract Date. A joint owner and/or a contingent annuitant cannot be named under this Contract.

TRANSFER OF OWNERSHIP/ASSIGNMENT

Your interest in this Contract may not be sold, assigned, discounted, or pledged as collateral for a loan or as security for the performance of any obligation or for any other purpose to any person. No loans shall be made under this contract, unless permitted by the Code. Certain rules may apply in the case of a transfer under the terms of a Qualified Domestic Relations Order (QDRO), as defined in Code Section 408(d)(6).

CREDITOR CLAIMS

To the extent permitted by law, no right or benefit of the owner, Annuitant or Beneficiary under this contract shall be subject to the claims or creditors or any legal process.

CONTRIBUTION LIMITS

All contributions to this Contract must be in cash. Except in the case of a trustee-to-trustee transfer from another ROTH IRA, contributions may not exceed Your maximum contribution limit for the taxable year over the aggregate contributions made during the taxable year to all other Roth IRAs and IRAs held for Your benefit. Contributions may be made without respect to Your age. Ongoing contributions to this Contract (if applicable) shall not exceed the annual limits in accordance with Section 408A and 219 of the Code.

COMPENSATION

Compensation means wages, salaries, professional fees, or other amounts derived from or received from personal service actually rendered (including, but not limited to, commissions) and includes earned income as defined in Code Section 401(c)(2). Compensation does not include amounts received as earnings or profits from property or amounts not includable in gross income. Compensation also does not include any amount received as a pension or annuity or as deferred compensation. The term compensation shall include any amount includable in the individual's gross income under Code Section 71 with respect to a divorce or separation instrument.

ROLLOVERS/CONVERTED IRA CONTRIBUTIONS

This contract may accept rollovers from other Roth IRAs only. Contributions from traditional IRAs which have been converted to Roth IRAs will be accepted provided they qualify under Code Sections 408A(c), 408A(d) and 408A(e). A conversion contribution from a traditional IRA will not be considered a rollover contribution, however, for purposes of Code Section 408(d)(3)(B) relating to the one-rollover-per-year rule.

WITHDRAWALS

For income tax purposes, withdrawals from your Roth IRA are from annual contributions first, then converted amounts (on a first in, first out basis), and then contract earnings. Withdrawals of contributions are generally not subject to Federal income tax (however, withdrawals of converted amounts within 5 years of such conversion may be subject to a 10% penalty tax). Withdrawals of earnings are not subject to Federal income tax provided such withdrawals are "qualified distributions". Qualified distributions are defined in Section 408A(d) as any distribution made five taxable years after your first contribution to a Roth IRA and the distribution is: (i) made on or after the date you attain age 59 1/2; (ii) made because of your disability as defined in Code Section 72(m)(7); (iii) made for a qualified first-time home purchase (up to $10,000); (iv) made on account of your death.

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REQUIRED MINIMUM DISTRIBUTIONS

DISTRIBUTIONS UPON YOUR DEATH:

     a. If any portion of the Owner's interest is payable to a designated Beneficiary, the entire interest which is payable to the Beneficiary will be distributed in substantially equal installments over a period not exceeding the life or life expectancy of the designated Beneficiary, commencing by December 31 following the first anniversary of the Owner's death. The designated beneficiary may elect at any time to receive greater payments if otherwise permitted under the terms of the contract.

     b. If there is no designated beneficiary or if the designated beneficiary elects, the Owner's entire interest will be paid by December 31 following the fifth anniversary of the Owner's death.

     c. If the designated Beneficiary of the Owner is the Owner's surviving spouse, in addition to the options described above in a. and b., the spouse may elect to treat the contract as the spouse's own Roth IRA. This election will be deemed to have been made if the surviving spouse makes a ROTH IRA rollover or other contribution into this contract or if the surviving spouse has failed to satisfy one or more requirements described in a. or b.. If the Owner's surviving spouse dies before distributions are required to begin under this section, the Owner's surviving spouse will be treated as having elected to made the Roth IRA his or her own Roth IRA.

     d. In applying the requirements of A(2) to any portion of the Owner's interest which is payable to the Owner's surviving spouse, the date on which the payments must commence is the later of (a) December 31 following the date the deceased Owner would have attained age 70 1/2 or (b) December 31 following the first anniversary of the Owner's death.

Life expectancies will be calculated in accordance with the applicable requirements of Federal Law, including the Code and any applicable rules and regulations.

REPORTS

As the issuer of this contract, we will furnish reports concerning the status of the Annuity at least annually.

ADMINISTRATIVE COMPLIANCE/AMENDMENT

If changes in the Code and related law, regulations and rulings require a distribution greater than described above in order to keep this Annuity qualified under the Code, we will administer the Contract in accordance with these laws, regulations and rulings. This contract may be amended by us at any time to maintain its qualified status as a Roth IRA, following all necessary regulatory approvals. Any such amendment may be made retroactively effective if necessary or appropriate to conform to the requirements of the Code or any State law.